

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2021

Christopher Oddleifson
President and Chief Executive Officer
Independent Bank Corp.
288 Union Street
Rockland, MA 02370

      Re: Independent Bank Corp.
          Registration Statement on Form S-4
          Filed June 4, 2021
          File No. 333-256810

Dear Mr. Oddleifson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Finance